UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM
1.	Earnings Release dated March 6, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: March 6, 2020

Item 1

Earnings Release dated March 6, 2020

São Paulo, March 5, 2020.

Q4-19*: Strong revenue growth across all businesses, double-digit growth in adjusted EBITDA and solid cash generation, with further deleveraging

Avon acquisition completed ahead of schedule, creating the world’s fourth largest pure-play beauty company

•   Consolidated net revenue growth in all businesses: R$4.7 billion in Q4, up by a strong 7.3% and 7.8% in FY19. At constant currency, net revenue grew 6.1% in Q4 and 7.0% in FY19.

o	Natura: Net revenue in BRL+5.1% (+9.3% at constant currency). Brazil’s net revenue rose by 3.0% against a strong comparable base (growth of 11.2% in Q4-18). Sales increased in all channels despite a weak CFT market, maintaining market leadership. Latam’s net revenue grew 10.6% in BRL (+28.9% at constant currency), driven by strong fundamentals of higher volumes, a growing consultant base, higher productivity and above-inflation growth in Argentina. In 2019, Natura net revenue in BRL +6.7% (+9.4 at constant currency). Brazil’s net revenue grew 4.0% and Latam grew 13.5% in BRL (+23.9% at constant currency).

o	The Body Shop: Net revenue increased 6.7% in BRL in Q4 (-1.2% at constant currency), with 24 net closures of own stores in 2019 and ongoing sales deceleration in Hong Kong. Excluding Hong Kong, constant currency net revenues grew 0.4%, supported by own-store LFL growth of 1.4%. Growth was driven by Australia and the UK, up 14.0% and 5.4% respectively, on the back of retail sales increase and strong double-digit growth in At-Home channel. In 2019, net revenue grew 6.3% in BRL and 0.9% at constant currency (+2.4% excluding Hong Kong).

o	Aesop: Strong double-digit net revenue growth of 25.7% in BRL in Q4, up 13.4% in constant currency, accelerating vs. the two previous quarters, driven by strong growth in the Americas and Asia (despite Hong Kong) and in digital sales. Signature stores continued their strong growth with LFL sales up 7.0% in Q4 and 8.0% in the year. In 2019, net revenues rose 22.5% in BRL (+12.3% at constant currency). Excluding Hong Kong, growth in constant currency would have been 17.0% in Q4 and 15.8% in 2019.

•   EBITDA of R$744.5 million in Q4, with margin of 16.0%, mainly reflecting non-recurring Avon-related acquisition costs of R$37.5 million. Adjusted1 EBITDA reached R$816.7 million, with margin of 17.6% (+80 bps). In 2019, EBITDA reached R$1,905.0 million, with margin of 13.2% (-60 bps), and adjusted EBITDA stood at R$1,993.7 million, with stable margin of 13.8%.

o	Natura: Brazil’s adjusted margin was 20.5% (+100 bps), thanks to higher gross margin, while Latam’s EBITDA margin was 10.7% (+10 bps). 2019 adjusted EBITDA margin of 17.9% (-30 bps) in Brazil, and 13.0% (-60 bps) in Latam.

o	The Body Shop: Adjusted Q4 EBITDA margin was 18.4% (+20 bps), impacted mainly by Hong Kong. In 2019, adjusted EBITDA margin reached 11.3% (+90bps). Excluding Hong Kong, adjusted EBITDA margin would have been 18.9% in Q4 and 11.5% in 2019.

o	Aesop: Very strong EBITDA margin growth: 27.5% (+360 bps) in Q4 and 17.4% (+210 bps) in 2019.

•   Underlying Operating Income in Q4 reached R$641.2MM, an increase of 18.2% in the quarter. Net income of R$14.3 million in Q4, including non-cash, non-recurring effects of R$206.6 million related to corporate restructuring tax and non-recurring Avon acquisition costs of R$104.2 million. In 2019, Underlying Operating Income reached R$1,370.0 million, an increase of 5.7%, over prior year. Net income of R$190.9 million in 2019, including the same non-cash, non-recurring effects of R$206.6 million related to corporate restructuring tax and non-recurring Avon acquisition costs of R$207.6 million.

•   Strong cash generation: R$ 802.6 million in Q4-19 (+13.2%). Further deleveraging: Net debt-to-EBITDA ratio reduced to 2.41 times, from 2.71 times in Q4-18.

•   Natura &Co successfully completed the Avon acquisition, creating a leading direct-to-consumer group with a portfolio of iconic brands. Closing ahead of schedule on January 3, 2020 and trading of ADRs (NTCO) on NYSE began on January 6.

•   New sustainability advances: Natura is the first beauty company in Brazil to obtain the Green Patent from INPI, for the use of residue assets from Brazilian biodiversity as production inputs; The Body Shop won Ethical Corporations Plastics Innovation award for its Community Fair Trade program; Aesop recovered 146 tons of waste across its operations.

*For comparison purposes, Q4 and 2019 results and analyses in this report exclude the effects of IFRS 16. In section 5 of this report we present the reported results, including the impacts of IFRS16.

1 Adjusted: Excluding effects that are not considered recurring nor comparable between the periods under analysis.

Management commentary:

Roberto Marques, Natura &Co Group CEO and Executive Chairman of the Board of Natura &Co declared:

“2019 was another year of profitable growth and transformation for Natura &Co, as we continued to make significant progress in building a multi-brand, multi-channel, purpose-driven group that has now become the world’s fourth-largest pure play beauty company.

We are very pleased with our performance in Q4, which also marks the first reporting of Natura &Co Holding S.A., the newly-formed Group parent company designed to integrate Avon and position us for future growth. Our performance was driven by robust sales increases across our businesses, and the Group’s adjusted EBITDA and Underlying Operating Income accelerated in the fourth quarter, with stronger cash generation. Our results continue to demonstrate our ability to serve an ever-increasing number of customers across price points and distribution channels. Natura posted further growth while evolving its Relationship Selling model and multichannel strategy; The Body Shop continued to successfully implement its ongoing transformation plan and expanded margin; and Aesop’s business picked up strongly in the fourth quarter, resulting in another year of solid double-digit growth. This solid performance puts us on track to achieve our medium term targets.

The year 2019 was of course marked by the announcement of our acquisition of Avon, which we successfully closed ahead of schedule just after the New Year. With this transaction, we are taking another transformational step, creating a leading direct-to-consumer global beauty group with unparalleled reach and a unique portfolio of global brands. We announced a new organizational structure to ensure a successful integration and leverage the full capabilities of the Group. We continue to see major growth opportunities and potential to unlock significant synergies.

The year also saw the group make further advances in its sustainability agenda, in line with our triple bottom line approach: Natura’s Carbon Neutral program, which totally offsets the company’s carbon emissions, won the 2019 United Nations Global Climate Action Award, the world’s most important recognition of initiatives to fight climate change. The Body Shop became a B-Corp, joining Natura and a select group of companies that promote changes in society through ethical and sustainable business activities. And Aesop, which is also on the path to B-Corp certification, continued its progress towards a Circular Economy through initiatives to reduce plastic consumption.

With Avon, we are creating a group that is even more committed to making positive social, economic and environmental impact, with a stronger voice to advocate for causes that matter to us. Together, we have started our journey to build not the best beauty company in the world, but the best beauty company FOR the world.

Natura &Co is monitoring the coronavirus situation closely and taking measures to ensure the safety and well-being of its associates and partners. The situation is evolving daily, but at this stage it has not had a material impact on our business, partly due to our lower exposure than our peers to Asia, and we are working to mitigate any potential supply chain impacts.

We look forward to sharing more about our plans and goals and progress on the integration of Avon, which is still in the early stages, in the near future.”

Distribution:

Natura &Co Group distributed interest on equity (“IOE”) in the amount of R$110.7 million, corresponding to R$0.1278 per share, relating to the fiscal year 2019, paid on February 26, 2020, in line with prior-year payments.

1. Results analysis

Fourth quarter and 2019:

Natura &Co Holding S.A. (“the Company”) is the successor of Natura Cosméticos S.A. (“Natura”), as part of a corporate restructuring process started on May 22, 2019, with the purpose of concluding the merger of Avon Products, Inc (“Avon”). As of December 17, 2019, the Company held a 100% interest in Natura Cosméticos S.A., and therefore, the 2019 results and analyses presented in this report reflect Natura &Co Group results (which include Natura, The Body Shop and Aesop), as well as the effects related to the corporate restructuring acts recorded at the holding company, unless stated otherwise. For comparison purposes, the 2018 amounts presented in this report refer to Natura Cosméticos S.A., considering that the controlling shareholders were the same in both periods, in line with the adoption of predecessor basis accounting. For further details please refer to the explanatory note 1 in the Company’s financial statements.

As of January 1st, 2019, a new accounting standard for leases was adopted, IFRS 16, without restating the comparable periods. For purposes of comparison, the results and analysis related to Q4-19 and FY 2019 in this report exclude its effects. Thus, the terms “EBITDA”, “Net Income” and “Financial Income and Expenses” presented herein exclude the effects of IFRS 16, whereas “Adjusted EBITDA” also excludes other effects that are not considered recurring nor comparable between the periods under analysis.  In section 5 of this document we present the impacts of IFRS 16 and in section 6 we present our reported results, including these impacts.

Our consolidated results by brand and business unit are shown below:

	Pró-Forma			Profit and Loss by Business
R$ million	Consolidated[a]			Natura			The Body Shop			Aesop
	Q4-19 [d]	Q4-18	Ch. %	Q4-19 [d]	Q4-18	Ch. %	Q4-19 [d]	Q4-18	Ch. %	Q4-19 [d]	Q4-18	Ch. %
Gross Revenue	6,432.6	6,112.0	5.2	3,785.8	3,631.6	4.2	2,145.4	2,083.0	3.0	501.4	397.4	26.2
Net Revenue	4,652.0	4,335.6	7.3	2,762.5	2,629.3	5.1	1,436.8	1,346.2	6.7	452.7	360.0	25.7
COGS	(1,292.6)	(1,264.0)	2.3	(916.8)	(885.2)	3.6	(330.9)	(337.2)	(1.9)	(44.9)	(41.6)	8.0
Gross Profit	3,359.4	3,071.6	9.4	1,845.7	1,744.1	5.8	1,105.9	1,009.0	9.6	407.8	318.5	28.1
Selling, Marketing and Logistics Expenses	(2,029.3)	(1,785.9)	13.6	(1,114.3)	(1,042.0)	6.9	(697.7)	(627.4)	11.2	(217.4)	(116.4)	86.7
Administrative, R&D, IT and Projects Expenses	(650.1)	(703.6)	(7.6)	(378.2)	(365.9)	3.3	(185.3)	(200.0)	(7.4)	(86.6)	(137.6)	(37.1)
Corporate Expenses[b]	(38.8)	(39.7)	(2.2)	-	-	-	-	-	-	-	-	-
Other Operating Income/ (Expenses), Net	(0.0)	37.3	-	21.3	32.9	(35.2)	(20.4)	2.1	-	(0.9)	2.3	-
Acquisition Related Expenses[c]	(37.5)	-	-	-	-	-	-	-	-	-	-	-
Transformation Costs	(18.7)	(36.1)	(48.2)	-	-	-	(18.7)	(36.1)	(48.2)	-	-	-
Depreciation	159.5	171.0	(6.7)	92.6	90.6	2.3	45.4	61.3	(25.8)	21.5	19.2	11.8
EBITDA	744.5	714.6	4.2	467.2	459.7	1.6	229.3	208.8	9.8	124.4	85.9	44.8

Depreciation	(159.5)	(171.0)	(6.7)
Financial Income/(Expenses), Net	(251.7)	(107.6)	134.0
Earnings Before Taxes	333.3	436.0	(23.6)
Taxes on Holding Company constitution	(206.6)	-	-
Income Tax and Social Contribution	(112.4)	(54.2)	107.3
Consolidated Net Income	14.3	381.7	(96.3)

Gross Margin	72.2%	70.8%	1.4 pp	66.8%	66.3%	0.5 pp	77.0%	75.0%	2.0 pp	90.1%	88.5%	1.6 pp
Selling, Marketing and Logistics Exp./ Net Revenue	43.6%	41.2%	2.4 pp	40.3%	39.6%	0.7 pp	48.6%	46.6%	2.0 pp	48.0%	32.3%	15.7 pp
Admin., R&D, IT, and Projects Exp./ Net Revenue	14.0%	16.2%	(2.2) pp	13.7%	13.9%	(0.2) pp	12.9%	14.9%	(2.0) pp	19.1%	38.2%	(19.1) pp
EBITDA Margin	16.0%	16.5%	(0.5) pp	16.9%	17.5%	(0.6) pp	16.0%	15.5%	0.5 pp	27.5%	23.9%	3.6 pp
Net Margin	0.3%	8.8%	(8.5) pp	-	-	-	-	-	-	-	-	-

[a] Consolidated results include Natura, Aesop, The Body Shop as well as the Natura subsidiaries in the U.S., France and the Netherlands.
[b] Expenses related to the management and integration of the Natura &Co group
[c] Avon acquisition-related expenses, reported in the consolidaded Profit and Loss

[d] Excluding IFRS 16 impacts

	Pró-Forma			Profit and Loss by Business
R$ million	Consolidated[a]			Natura			The Body Shop			Aesop
	2019[d]	2018	Ch. %	2019[d]	2018	Ch. %	2019[d]	2018	Ch. %	2019[d]	2018	Ch. %
Gross Revenue	19,708.1	18,562.0	6.2	12,387.5	11,647.3	6.4	5,871.6	5,740.2	2.3	1,449.0	1,174.4	23.4
Net Revenue	14,444.7	13,397.4	7.8	9,012.3	8,447.4	6.7	4,129.3	3,886.0	6.3	1,303.0	1,064.0	22.5
COGS	(4,033.5)	(3,782.8)	6.6	(2,940.8)	(2,723.3)	8.0	(969.7)	(943.5)	2.8	(123.0)	(116.1)	6.0
Gross Profit	10,411.2	9,614.6	8.3	6,071.5	5,724.0	6.1	3,159.6	2,942.5	7.4	1,180.1	948.0	24.5
Selling, Marketing and Logistics Expenses	(6,640.6)	(6,066.6)	9.5	(3,735.6)	(3,492.5)	7.0	(2,226.9)	(2,097.8)	6.2	(678.1)	(476.3)	42.4
Administrative, R&D, IT and Projects Expenses	(2,273.6)	(2,149.5)	5.8	(1,247.3)	(1,110.9)	12.3	(675.5)	(660.3)	2.3	(350.8)	(378.3)	(7.3)
Corporate Expenses[b]	(127.1)	(102.0)	24.5	-	-	-	-	-	-	-	-	-
Other Operating Income/ (Expenses), Net	123.8	58.7	110.7	152.4	54.6	179.4	(27.9)	2.3	-	(0.8)	1.9	-
Acquisition Related Expenses[c]	(141.3)	-	-	-	-	-	-	-	-	-	-	-
Transformation Costs	(51.5)	(98.5)	(47.7)	-	-	-	(51.5)	(98.5)	(47.7)	-	-	-
Depreciation	604.1	589.9	2.4	305.6	305.3	0.1	221.6	217.6	1.9	76.9	67.0	14.7
EBITDA	1,905.0	1,846.6	3.2	1,546.6	1,480.5	4.5	399.5	305.8	30.6	227.3	162.3	40.0

Depreciation	(604.1)	(589.9)	2.4
Financial Income/(Expenses), Net	(752.5)	(583.3)	29.0
Earnings Before Taxes	548.4	673.4	(18.6)
Taxes on Holding Company constitution	(206.6)	-	-
Income Tax and Social Contribution	(151.0)	(125.0)	20.8
Consolidated Net Income	190.9	548.4	(65.2)

Gross Margin	72.1%	71.8%	0.3 pp	67.4%	67.8%	(0.4) pp	76.5%	75.7%	0.8 pp	90.6%	89.1%	1.5 pp
Selling, Marketing and Logistics Exp./ Net Revenue	46.0%	45.3%	0.7 pp	41.5%	41.3%	0.2 pp	53.9%	54.0%	(0.1) pp	52.0%	44.8%	7.2 pp
Admin., R&D, IT, and Projects Exp./ Net Revenue	15.7%	16.0%	(0.3) pp	13.8%	13.2%	0.6 pp	16.4%	17.0%	(0.6) pp	26.9%	35.6%	(8.7) pp
EBITDA Margin	13.2%	13.8%	(0.6) pp	17.2%	17.5%	(0.3) pp	9.7%	7.9%	1.8 pp	17.4%	15.3%	2.1 pp
Net Margin	1.3%	4.1%	(2.8) pp	-	-	-	-	-	-	-	-	-

[a] Consolidated results include Natura, Aesop, The Body Shop as well as the Natura subsidiaries in the U.S., France and the Netherlands.
[b] Expenses related to the management and integration of the Natura &Co group
[c] Avon acquisition-related expenses, reported in the consolidaded Profit and Loss
[d] Excluding IFRS 16 impacts

A reconciliation between consolidated EBITDA and consolidated adjusted EBITDA is shown below:

	Consolidated Results
R$ million	Q4-19	Q4-18	Ch. %	2019	2018	Ch. %

Consolidated EBITDA Ex-IFRS 16	744.5	714.6	4.2	1,905.0	1,846.6	3.2
Other provisions in Brazil	-	34.2	-	10.3	(34.0)	-
Tax credits, recoveries and provision reversal (1)	-	(57.2)	-	(130.5)	(57.2)	128.0
Acquisition-related expenses (2)	37.5	-	-	141.3	0.0	-
The Body Shop's transformation costs (3)	18.7	36.1	(48.2)	51.5	98.5	(47.7)
The Body Shop intangible assets write-off (4)	15.9	-	-	15.9	-	-
Adjusted (comparable) EBITDA (a)	816.7	727.6	12.2	1,993.7	1,853.8	7.5
Adjusted (comparable) EBITDA Margin	17.6%	16.8%	0.8 pp	13.8%	13.8%	0.0 pp

(1)	Tax credits, recoveries and provision reversal: Tax credits related to previous years, tax recoveries related to ICMS taxes applied to the base of PIS and COFINS, and ICMS provision reversal

(2)	Avon acquisition-related expenses: Non-recurring costs associated with Avon acquisition, mainly related to professional fees and planning costs

(3)	The Body Shop’s transformation costs refer to the amounts allocated to the execution of its transformation plan, as previously announced by the group, with impact on EBITDA

(4)	Non-recurring intangible assets write-off at The Body Shop, related to agreements with sub-franchisees in Brazil.

Consolidated net revenue growth in Q4 and 2019

Q4-19 consolidated net revenue in BRL grew by 7.3% year-on-year, driven by all three businesses. At Natura, net revenue in Brazil grew 3.0% in Q4-19, despite a weak CFT market and a very challenging comparable base (Q4-18 revenue grew 11.2%, the highest Q4 growth since 2010), with growth in all channels. In Latam, revenue grew 10.6% in BRL (+28.9% at constant currency), supported by higher volumes, an increase in the consultant base, higher productivity and accelerating growth in Argentina, outpacing inflation. The Body Shop’s net revenue increased 6.7% in BRL (-1.2% at constant currency). Aesop posted 25.7% revenue growth in BRL in Q4-19 (+13.4% at constant currency).

In 2019, consolidated net revenue grew 7.8%, supported by growth across all three businesses.

Gross margin

Consolidated gross margin reached 72.2% in Q4-19 (+140 bps). In 2019, consolidated gross margin reached 72.1% (+30 bps).

•	In Brazil, Natura’s gross margin was 68.9% in Q4-19 (+130 bps), favored by category mix.

•	In Latam, Natura’s gross margin was 62.0% in Q4-19 (-100 bps), mainly due to FX effects in Argentina.

•	The Body Shop’s gross margin stood at 77.0% in Q4-19 (+200 bps), thanks mainly to lower discounts.

•	Aesop’s gross margin was 90.1% in Q4-19 (+160 bps).

Consolidated EBITDA

Q4 consolidated EBITDA in BRL was R$744.5 million and adjusted consolidated EBITDA (see reconciliation on page 4) was R$816.7 million, with margin of 17.6% (+80 bps). EBITDA margin reflects non-recurring Avon-related acquisition expenses of R$37.5 million, mainly related to professional fees and planning costs, and a write-off of R$15.9 million related to The Body Shop’s intangible assets. Natura Brazil’s Q4 EBITDA margin was 20.5% (+100 bps), helped by higher gross margin, while Latam’s margin was 10.7% (+10 bps) on continued improvement of operational efficiency, despite continued gross margin pressure from a weaker Argentine peso. The Body Shop’s EBITDA margin was 16.0% (+50 bps), and adjusted EBITDA margin was 18.4% in Q4-19 (+20 bps), despite the impact of ongoing events in Hong Kong. Aesop’s EBITDA margin reached 27.5% (+360 bps) vs. Q4-18, given improved operational leverage.

In 2019, consolidated EBITDA in BRL was R$1,905.0 million, with margin of 13.2% (-60 bps), impacted by Avon-related acquisition costs of R$141.3 million. Excluding these, EBITDA would have reached R$2,046.3 million, up 10.8% vs. 2018. Adjusted EBITDA stood at R$1,993.7 million, with margin of 13.8%, stable vs. 2018.

Financial income and expenses

Net financial expenses were R$251.7 million in Q4-19, vs. R$107.6 million in Q4-18. The increase in financial expenses is mainly due to financing costs associated with the Avon acquisition of R$115.1 million (recorded at both Natura Cosméticos S.A. for R$74.6 million, and Natura &Co Holding S.A., for R$40.5 million).

Interest expense on borrowings and financing and short-term investments decreased by 21.5% due to lower CDI interest rate in Brazil in Q4.

In 2019, total net financial expenses were R$752.5 million, compared with R$583.3 million in 2018, mainly due to Avon acquisition-related financing costs of R$167.8 million (recorded at both Natura Cosméticos S.A. for R$127.3 million, and Natura &Co Holding S.A., for R$40.5 million).

The following chart details the main changes in our financial income and expenses:

R$ million	Q4-19[a]	Q4-18	Ch. %	2019[a]	2018	Ch. %
Financial Income and Expenses, Net	(251.7)	(107.6)	134.0	(752.5)	(583.3)	29.0
1. Borrowings/Financing (B/F) and Short-Term Investments (STI)	(101.7)	(129.6)	(21.5)	(490.1)	(524.4)	(6.5)
2. Operational FX Gains/(Losses) - Brazil	(0.7)	(2.6)	(72.0)	6.5	26.2	(75.0)
3. Judicial Contingencies	15.2	82.9	(81.6)	25.0	92.2	(72.9)
4. International Operations - Latam	0.7	(22.7)	-	(15.4)	(47.1)	(67.3)
5. Other Financial Income and Expenses	(165.2)	(35.5)	365.8	(278.6)	(130.3)	113.9
TBS Related Financial Expenses	(3.2)	(9.4)	(66.2)	(15.8)	(50.1)	(68.4)
Lease Interest Expenses	(12.0)	(10.9)	9.7	(44.2)	(45.7)	(3.4)
Avon acquisition related financing fees - Natura Cosméticos S.A.	(74.6)	0.0	-	(127.3)	0.0	-
Avon acquisition related financing fees - Natura &Co Holding S.A.	(40.5)	0.0	-	(40.5)	0.0	-
Other	(35.0)	(15.2)	131.0	(50.9)	(34.4)	47.8

[a] Excluding IFRS 16 impacts

Underlying Operating Income in Q4 reached R$641.2MM, an increase of 18.2%, thanks to higher gross margin across all businesses and well-controlled SG&A expenses. Net income of R$14.3 million in the quarter, including non-cash, non-recurring effects of R$206.6 million related to corporate restructuring tax and non-recurring Avon acquisition costs of R$104.2 million (net of income tax at a rate of 34%). In 2019, Underlying Operating Income reached R$1,370.0 million, an increase of 5.7%, over prior year, thanks to solid gross profit that helped offset slightly higher SG&A expenses. Net income of R$190.9 million in 2019, including the same non-cash, non-recurring effects of R$206.6 million related to corporate restructuring tax and non-recurring Avon acquisition costs of R$207.6 million (net of income tax at a rate of 34%).

(a) Other effects refer to the P&L lines not considered part of underlying operating income: other operating income/expenses, acquisition-related expenses, transformation costs, financial income/expenses and income tax expenses and social contribution.

(a) Other effects refer to the P&L lines not considered part of underlying operating income: other operating income/expenses, acquisition-related expenses, transformation costs, financial income/expenses and income tax expenses and social contribution.

Underlying Operating Income is calculated as follows:

R$ million	Q4-19[a]	Q4-18	Ch.%	2019[a]	2018	Ch.%
Gross Profit	3,359.4	3,071.6	9.4%	10,411.2	9,614.6	8.3%
Selling, Marketing and Logistics Expenses	(2,029.3)	(1,785.9)	13.6%	(6,640.6)	(6,066.6)	9.5%
Administrative, R&D, IT and Project Expenses	(650.1)	(703.6)	-7.6%	(2,273.6)	(2,149.5)	5.8%
Corporate Expenses	(38.8)	(39.7)	-2.2%	(127.1)	(102.0)	24.5%
Underlying Operating Income	641.2	542.4	18.2%	1,370.0	1,296.4	5.7%

Gross Margin	72.2%	70.8%	1.4 pp	72.1%	71.8%	0.3 pp
Selling, Marketing and Logistics Exp./ Net Rev.	43.6%	41.2%	2.4 pp	46.0%	45.3%	0.7 pp
Admin., R&D, IT, and Projects Exp./ Net Rev.	14.0%	16.2%	(2.2) pp	15.7%	16.0%	(0.3) pp

[a] Excludes the impact of IFRS 16

Free cash flow

R$ million	Q4-19	Q4-18	Ch. %	2019	2018	Ch. %
Net Income Ex-IFRS 16	14.3	381.7	(96.3)	190.9	548.4	(65.2)
IFRS16 Impact	8.1	-	-	(35.4)	-	-
Net Income (Reported)	22.3	381.7	(94.2)	155.5	548.4	(71.6)
Depreciation and Amortization	297.9	171.0	74.2	1,117.4	589.9	89.4
Non-Cash/Others [a]	49.4	(68.0)	-	(314.0)	71.8	-
Internal Cash Generation	369.6	484.7	(23.8)	958.9	1,210.1	(20.8)
Working Capital (Increase)/Decrease	632.7	442.1	43.1	10.2	(249.1)	-
Cash Generation Before Capex	1,002.2	926.8	8.1	969.0	961.0	0.8
Capex	(199.7)	(218.1)	(8.4)	(571.3)	(491.8)	2.6
Free Cash Flow[b]	802.6	708.7	13.2	397.8	469.2	(15.2)
[a] Includes the effects of deferred income tax, fixed and intangible assets write-offs, FX on translation of working capital, fixed assets, etc.
[b] (Internal cash generation) +/- (changes in working capital and long-term assets and liabilities) - (acquisitions of property, plant, and equipament)

Cash outflow in Q4-19 was R$802.6 million, vs. R$708.7 million in Q4-18 (+13.2%). This is mainly attributable to improved working capital at Natura Brazil and Latam, from lower accounts receivable and inventories.

Continued deleveraging: net debt-to-EBITDA ratio reduced to 2.41x in Q4-19 from 2.71x in Q4-18

We are on track to achieve our target of reducing Natura Cosméticos S.A.’s leverage to the pre-Body Shop acquisition level of 1.4 times by 2021. This measure is comparable to previous periods.

	Natura Cosméticos S.A.		Natura &Co Holding S.A.
R$ million	2019	2018	2019	2018
Short-Term	471.0	1,113.1	3,354.4	1,113.1
Long-Term	7,432.0	6,881.1	7,432.0	6,881.1
Gross Debt (without leases)	7,903.0	7,994.1	10,786.4	7,994.1
Foreign currency hedging (Swaps) [a]	(662.1)	(557.4)	(662.1)	(557.4)
Total Gross Debt	7,240.9	7,436.8	10,124.3	7,436.8
(-) Cash, Cash Equivalents and Short-Term Investment	(2,488.7)	(2,430.4)	(5,539.4)	(2,430.4)
(=) Net Debt	4,752.2	5,006.3	4,584.8	5,006.3
Net Debt/EBITDA	2.49x	2.71x	2.41x	2.71x
Total Debt/EBITDA	3.80x	4.03x	5.31x	4.81x
[a] Foreign currency debt hedging instruments, excluding the mark-to-market effects

On December 16, 2019, Natura &Co Holding S.A. issued promissory notes with restricted placement efforts, totalling R$2.9 billion, in two series of R$2.2 billion and R$700.0 million, with a maturity of up to 365 days. The proceeds were raised for the payment of the total amount of the redemption of preferred shares C series, issued by Avon Products, Inc., as well as costs and expenses related to the acquisition of Avon.

On January 3, 2020, the holders of preferred shares C series opted for the conversion into Natura &Co ordinary shares, for the principal amount and a cash payment of US$91.5 million (approximately R$360.0 million) for the accrued dividends. This cash payment was drawn from the first series and the balance of approximately R$1.8 billion was prepaid. The second series of R$700 million remains outstanding.

As a result of this issuance, 68.9% of the company’s debt is now long-term, with an average maturity of 2.6 years.

2. Performance by business

Natura – Brazil: Revenue growth on a very challenging comparable base

Natura Brazil’s net revenue growth of 3.0% in Q4-19 represents a very strong performance, coming against a very challenging comparable base as Q4-18 posted the highest quarterly growth (+11.2%) since 2010 and the best-ever Christmas campaign. In 2019, net revenue grew by 4.0% vs. 2018. The growth in the gift and fragrance categories resulted in a favorable mix in the quarter and the year, which explains lower volumes, given that a gift set counts as one item despite the bundling of multiple items, while fragrance has a higher price point.

For the 13th consecutive quarter, we saw consultant productivity rise. The average consultant base was up by 1.8% vs. Q4-18, reaching 1.1 million consultants. Progression towards the top tier segments (Silver, Gold and Diamond) of our Relationship Selling model continued to improve strongly.

The number of consultants using our digital platforms (app + web) rose to over 900,000, boosted by new features in the app and the adoption of the Natura digital account. Of these, over 700,000 have virtual consultant stores in Rede Natura, a 75% increase versus last year, as a result of the convergence program initiated in June. The increase in virtual stores contributed to double-digit growth in online sales, with a significant increase in the number of visits and customized offers.

We launched another 9 own stores in the quarter, all under the new concept, totaling 58 stores (+22 vs. Q4-18). Strong like-for-like sales, combined with sales in newly-opened stores, resulted in a near-doubling in retail net revenue.

Our franchise stores Aqui Tem Natura accelerated sell-out sales in Q4, on the back of strong double-digit like-for-like growth. Another 100+ stores were launched in the period, bringing the total to just over 400, doubling the number versus the same period last year.

The quarter saw the relaunch of our Una brand, a premium line that includes make-up, fragrances and nail polish that combine the use of Brazilian bio-diversity ingredients to treat the skin, with high-end technology, long-lasting and sophisticated packaging. Our innovation index reached 58.4% (-150 bps), in line with our expectations, considering innovation phasing and a focus on extending the life cycle of existing hero products.

Natura – Brazil: Financial analysis

R$ million	Profit and Loss
	Natura - Brazil
	Q4-19(a)	Q4-18	Ch. %	2019(a)	2018	Ch. %
Total Consultants - end of period ('000)	1,092.8	1,058.7	3.2	1,092.8	1,058.7	3.2
Total Consultants - average of period ('000)	1,087.5	1,068.4	1.8	1,050.1	1,057.3	(0.7)
Units Sold - items for resale (in million)	100.2	109.0	(8.1)	347.4	367.4	(5.4)
Gross Revenue	2,734.0	2,673.7	2.3	8,864.9	8,540.8	3.8
Net Revenue	1,946.0	1,890.1	3.0	6,260.8	6,022.2	4.0
COGS	(605.9)	(612.4)	(1.1)	(1,953.9)	(1,895.9)	3.1
Gross Profit	1,340.1	1,277.8	4.9	4,306.9	4,126.3	4.4
Selling, Marketing and Logistics Expenses	(762.5)	(734.4)	3.8	(2,565.3)	(2,455.6)	4.5
Administrative, R&D, IT and Projects Expenses	(275.8)	(267.3)	3.2	(910.5)	(818.5)	11.2
Other Operating Income/ (Expenses), Net	24.0	34.1	(29.7)	154.9	58.7	163.7
Depreciation	72.3	81.8	(11.6)	253.9	274.0	(7.3)
EBITDA	398.1	391.9	1.6	1,240.0	1,184.9	4.7

Gross Margin	68.9%	67.6%	1.3 pp	68.8%	68.5%	0.3 pp
Selling, Marketing and Logistics Exp./ Net Revenue	39.2%	38.9%	0.3 pp	41.0%	40.8%	0.2 pp
Admin., R&D, IT, and Projects Exp./ Net Revenue	14.2%	14.1%	0.1 pp	14.5%	13.6%	0.9 pp
EBITDA Margin	20.5%	20.7%	(0.2) pp	19.8%	19.7%	0.1 pp

Natura Brazil’s EBITDA was R$398.1 million in Q4-19 vs. adjusted EBITDA of R$368.9 million in Q4-18 (+7.9%). EBITDA margin was 20.5%, resulting in a margin expansion of 100 bps, thanks to a higher gross margin of 68.9% (+130 bps). In 2019, EBITDA was R$1,240.0 million (+4.7%), while adjusted EBITDA was R$1,119.9 million vs. R$1,093.7 million in 2018 (+2.4%), with margin of 17.9% (-30 bps).

In the quarter, adjusted selling, marketing & logistics expenses increased 30 bps, to 39.2% of net revenue. In 2019, these expenses stood at 41.0% of net sales (+20 bps), broadly stable compared to the previous year, despite a planned phasing increase in marketing investments in Q3.

Adjusted administrative, R&D, IT and project expenses reached 14.2% of net revenue (+30 bps) in the quarter, while in 2019, they reached 14.5% (+20 bps), mainly due to higher investments in innovation, IT and projects, and higher expenses related to stock option plans.

A reconciliation between EBITDA and adjusted EBITDA is presented below:

R$ million	Q4-19	Q4-18	Ch. %	2019	2018	Ch. %

EBITDA Ex-IFRS 16	398.1	391.9	1.6	1,240.0	1,184.9	4.7
Other provisions	-	34.2	-	10.3	(34.0)	-
Tax credits, recoveries and provision reversal	-	(57.2)	-	(130.5)	(57.2)	128.0
Adjusted (comparable) EBITDA (a)	398.1	368.9	7.9	1,119.9	1,093.7	2.4

Adjusted Gross Margin	68.9%	67.6%	1.3 pp	68.8%	68.5%	0.3 pp
Adjusted Selling, Marketing and Logistics Exp./ Net Revenue	39.2%	38.9%	0.3 pp	41.0%	40.8%	0.2 pp
Adjusted Admin., R&D, IT, and Projects Exp./ Net Revenue	14.2%	13.9%	0.3 pp	14.5%	14.3%	0.2 pp
Adjusted EBITDA Margin	20.5%	19.5%	1.0 pp	17.9%	18.2%	(0.3) pp

(a) Adjusted EBITDA does not exclcude the impact of IFRS 15 as all periods already include is application and therefore, are on a comparabale basis.

Natura – Latam: Double-digit revenue and EBITDA growth

In Q4, revenue was up 10.6% in BRL. In constant currency, Latam’s revenue grew by a robust 28.9%. In the year, revenue was up 13.5% (+23.9% at constant currency).

The number of consultants grew 9.2% vs. Q4-18, and units sold increased by 29.0%, led by Argentina, with continued strong revenue growth in Mexico and Colombia as well. Argentina maintained its strong sales momentum, with top line growth above inflation, despite a challenging macro-economic environment. Natura became the leader in brand preference in Argentina and ranked first in four out of the five countries in the region. We were able to quickly scale the implementation of mobile platforms and have achieved almost 100% utilization by consultants (app + web), contributing to significant growth in consultant productivity.

Natura – Latam financial analysis

	Profit and Loss
R$ million	Natura - Latam
	Q4-19(a)	Q4-18	Ch. %	2019(a)	2018	Ch. %
Total Consultants - end of period ('000)	708.7	644.8	9.9	708.7	644.8	9.9
Total Consultants - average of period ('000)	703.7	644.4	9.2	666.6	623.8	6.9
Units Sold - items for resale (million)	52.2	40.4	29.0	167.9	141.1	19.0
Gross Revenue	1,048.5	954.0	9.9	3,512.4	3,095.8	13.5
Net Revenue	813.6	735.6	10.6	2,742.5	2,415.7	13.5
COGS	(309.5)	(271.9)	13.8	(981.5)	(824.8)	19.0
Gross Profit	504.1	463.8	8.7	1,761.0	1,590.9	10.7
Selling, Marketing and Logistics Expenses	(347.0)	(298.8)	16.1	(1,156.4)	(1,008.4)	14.7
Administrative, R&D, IT and Projects Expenses	(82.0)	(94.2)	(13.0)	(286.8)	(281.6)	1.8
Other Operating Income/ (Expenses), Net	(2.6)	(1.1)	130.5	(2.5)	(4.2)	(40.5)
Depreciation	14.9	8.7	71.6	41.4	30.8	34.2
EBITDA	87.3	78.3	11.5	356.7	327.5	8.9

Gross Margin	62.0%	63.0%	(1.0) pp	64.2%	65.9%	(1.7) pp
Selling, Marketing and Logistics Exp./ Net Revenue	42.7%	40.6%	2.1 pp	42.2%	41.7%	0.5 pp
Admin., R&D, IT, and Projects Exp./ Net Revenue	10.1%	12.8%	(2.7) pp	10.5%	11.7%	(1.2) pp
EBITDA Margin	10.7%	10.6%	0.1 pp	13.0%	13.6%	(0.6) pp

(a)Excluding IFRS 16 impacts

SG&A reached 52.8% of net revenue in the quarter, a decrease of 60bps versus Q4-18, thanks to our continued efforts to improve operational efficiency. In the year, these expenses reached 52.7% of net revenue, vs. 53.4% in 2018 (-70 bps), confirming the business’s operating leverage.

EBITDA was R$87.3 million in Q4-19 (+11.5%), resulting in an EBITDA margin of 10.7% (+10 bps), due to lower gross margin, mainly from the strong depreciation of the Argentine peso.

2019 EBITDA was R$372.1 million (+8.9%), with EBITDA margin of 13.0% (-60 bps).

The Body Shop: Strong EBITDA growth and EBITDA margin expansion

In Q4, The Body Shop posted net revenue of R$1,436.8 million, growing by 6.7% in BRL (-1.2% at constant currency). The drop in constant currency was due to the net closing of 24 own stores in the last twelve months and the ongoing sales deceleration in Hong Kong. Excluding Hong Kong, Q4 net revenues grew 0.4% in constant currency. Australia and the UK were highlights, up 14.0% and 5.4% respectively in the quarter, supported by retail growth and double-digit growth in At-Home sales. In 2019, net revenues grew 6.3% in BRL and 0.7% at constant currency (+2.4% excluding Hong Kong), while the UK posted strong 8.8% growth.

EBITDA in Q4-19 reached R$229.3 million, growing by 9.8% vs. Q4-18, with margin of 16.0% (+50 bps). Q4 adjusted EBITDA (excluding transformation costs and intangible assets write-offs related to agreements with sub-franchisees in Brazil) was R$263.9 million, resulting in an adjusted EBITDA margin of 18.4% (+20 bps), despite the events in Hong Kong. In 2019, EBITDA was R$399.5 million, with margin of 9.7% (+180 bps), reaching the 2019 EBITDA margin guidance of 10% to 11%. FY 2019 Adjusted EBITDA was R$467.0 million, with margin of 11.3% (+90 bps). However, nominal EBITDA, at £77.3 million, was 6% below the low-end of our 2019 nominal EBITDA guidance of £82 million to £86 million. This is mainly due to lower than expected EBITDA in Hong Kong, as a result of the ongoing social unrest that has impacted consumer spending in this traditionally very profitable market for the company. Excluding Hong Kong, adjusted EBITDA margin would have been 18.9% in Q4 and 11.5% in 2019.

A reconciliation between EBITDA and adjusted EBITDA is presented below:

R$ million	Q4-19	Q4-18	Ch. %	2019	2018	Ch. %

EBITDA Ex-IFRS 16	229.3	208.8	9.8	399.5	305.8	30.6
Transformation costs	18.7	36.1	(48.2)	51.5	98.5	(47.7)
Intangible assets write-off (4)	15.9	-	-	15.9	-	-
Adjusted (comparable) EBITDA	263.9	244.9	7.8	467.0	404.3	15.5
Adjusted (comparable) EBITDA Margin	18.4%	18.2%	0.2 pp	11.3%	10.4%	0.9pp

Transformation costs in the quarter were R$18.7 million or £3.8 million, and R$51.5 million or £10.7 million for the year. Total costs since 2018 reached £30.6 million (of which £19.9 million incurred in 2018 and £10.7 million in 2019), in line with our estimate of approximately £30.0 million. The costs announced at the launch of the Transformation Plan have been fully incurred, helping us to deliver an ongoing and successful transformation of the company. Initiatives included store footprint optimization, discount reduction and organization redesign, among others, resulting in a more efficient operation.

The quarter ended with 1,013 own stores and 1,866 franchise stores, with 56 net store closures (own and franchise) since Q4-18 and 170 since Q4-17. The chart below shows the store count evolution:

	Profit and Loss
Store	The Body Shop store count
	Q4-19	Q3-19	Q4-18	Q4-17	Change vs. Q3-19	Change vs. Q4-18	Change vs. Q4-17
Own	1,013	1,006	1,037	1,099	7	(24)	(86)
Franchise	1,866	1,857	1,898	1,950	9	(32)	(84)
Total	2,879	2,863	2,935	3,049	16	(56)	(170)

Aesop: Strong growth in revenue and EBITDA

Aesop posted 25.7% growth in Q4-19 in BRL. In constant currency, the business grew 13.4%, accelerating sequentially since Q2-19 across all channels. Signature store like-for-like sales were up 7.0% in the quarter. The Americas and Asia (Korea, Taiwan and Japan) drove sales growth, despite continued deceleration in Hong Kong. Digital sales also grew strongly, led by Asia. In 2019, net revenue rose 22.5% in BRL (+12.3% at constant currency), with signature store LFL of +8.0%. Excluding Hong Kong, growth would have been even stronger, at 17.0% in Q4 and 15.8% in 2019 at constant currency.

Q4-19 EBITDA stood at R$124.4 million, with EBITDA margin of 27.5% (+360 bps). 2019 EBITDA was R$227.3 million, with EBITDA margin of 17.4% (+210 bps).

Expansion of Aesop’s signature stores continued, with 20 net openings in the last 12 months and 7 this quarter, reaching 247 stores, as shown below:

	Profit and Loss

Doors	Aesop door count
	Q4-19	Q3-19	Q4-18	Change vs. Q3-19	Change vs. Q4-18
Signature stores	247	240	227	7	20
Department	99	95	92	4	7
Total	346	335	319	11	27

3. Social and environmental performance

Natura is the first beauty company in Brazil to earn the Green Patent from INPI – National Institute of Industrial Property, for the use of residues from Brazilian biodiversity assets as inputs in its production process. Natura will have the exclusive use of the patent for several years. The company also installed over 19,000 square feet of latest-generation solar panels in one of its administrative buildings. To date, this is the largest of its kind in the world. The technology uses organic photovoltaic cells, which have superior efficiency and reduced environment impact, made of organic, non-toxic and recyclable materials.

The Body Shop won Ethical Corporation’s Plastics Innovation Award for its Community Fair Trade Plastic program. At Christmas, The Body Shop partnered with Plan International as part of the ‘Dream Big’ Christmas campaign. A total of £250,000 was donated to Plan International to support two bespoke vocational projects in Indonesia and Brazil. The projects will provide training skills to young girls and help them find employment.

Aesop made great strides towards obtaining B-Corp certification, submitting a pre-screen assessment and completing a gap analysis and project plan for 2020. The company completed its inaugural global waste audits for offices and stores and an estimated 146 tons of waste were recovered by retail and office operations. Further, employees around the world volunteered and donated products to support their local communities during the Q4 festive season.

Below are the sustainability KPIs for Natura:

Scope	Indicator	Unit	2020 ambition	Results
				Q4-19	Q4-18	Highlights
Natura: Brazil + Latam	Sustainability Vision Index 2020¹	%	100	70	-	Results below plan due to Amazon inputs and relative carbon emission perfomance below target.
Natura: Brazil + Latam	Absolute Carbon Emissions (Scopes 1, 2 and 3)	ton	-	326.212	333.183	Reduction of 2% vs previous period, thanks to Latam sales with lower carbon emission products, higher efficiency in global logistics and global printed material (magazines).
Natura: Brazil + Latam	Relative Carbon Emissions (Scopes 1, 2 and 3)	kg CO2e/kg billed products	2.15	3.18	3.14	Increase of 1% vs previous period due to Brazil, partially offset by Latam sales with lower carbon emission products, higher global efficiency in logistics and global printed material (magazines).
Natura: Brazil	Consumption of Amazon Inputs	% (R$ Amazon Inputs /R$ total inputs purchased)	30	17.7	17.8	Stable results. Purchases from Amazon-based communities increased by 15% (in absolute terms) thanks to an increased use of Amazon ingredients in our formulations
Natura: Brazil	Accumulated Amazon business volume²	R$ billion	1	1.79	1.51	2020 target exceeded, improving positive impact in the Amazon region and Amazon-based communities.
Natura: Brazil + Latam	Eco-Efficient Packaging ³	% (eco-efficient packaging units billed/total units billed)	40	19	22	Decrease of 15% vs previous period, due to performance in Body Care and Hair Care sales, partially offset by good performance of refills in Brazil and Latam.
Natura: Brazil	Packaging equivalent collected	% (in ton eq. of generated packaging)	50	39	33	Results above target thanks to Dê a Mão para o Futuro (DAMF) program with performance above target, while Elos program is in line with target.
						In LATAM, Colombia, Peru and Argentina were the highlight.
Natura: Latam			-	20	-
Natura: Brazil	Revenue Crer Para Ver EBIT BR	R$MM	-	37.7	29.1	Record-high results thanks to "Back to school time" campaign, a portfolio focused on strategic dates and actions geared towards increasing sales.
Natura: Brazil + Latam	Women In Leadership Positions Index (Director Level and Above)%		50	41	38	Increase of 8% vs previous period, with advances in Brazil. Results in line with diversity and inclusion strategy.
¹ The Sustainability Vision Index considers the result achieved until now for the 30 qualitative and quantitative commitments of the 2020 Sustainability Vision.
² Accumulated Amazon business volume since 2010
³ Ecoefficient packagings are those with at least 50% less weight compared to the regular / similar packaging, or comprising 50% post-consumer recycled material and/or renewable non-cellulosic source material, that do not increase mass.

4. Stock performance (NTCO3)

As a result of the corporate reorganization, the merger of shares of Natura Cosméticos S.A (NATU3) by Natura &Co Holding S.A (NTCO3) occurred on December 17, 2019, whereby the shareholders of Natura Cosméticos S.A. exchanged each share for one share of Natura &Co Holding S.A. On December 18, Natura Cosméticos’ shares ceased to be traded at B3 S.A. – Brasil, Bolsa, Balcão, and they were substituted by shares in Natura &Co Holding S.A. under NTCO3, also a constituent of the Novo Mercado, the highest corporate governance segment of B3.

Natura &Co shares traded at R$38.7 at the end of Q4-19, representing a 14.2% appreciation in the quarter. Average Daily Trading Volume (ADTV) for the quarter was R$155.5 million (+84.8% vs. Q4-18).

In the year, the stock appreciated 71.9%, outperforming IBOV (+27%) and ICON (+51%), and Average Daily Trading Volume was R$128.8 million, up significantly by 117.8% vs. 2018. The company’s market capitalization on December 31, 2019 was R$33.5 billion, vs. R$19.4 billion in 2018 (+72.5%).

On December 31, 2019 the company’s capital was comprised of 865,659,942 common shares (December 31, 2018: 431,239,264) post the September 2019 bonus shares issue, in the proportion of one bonus share issued for each existing share.

The following chart shows the performance of Natura &Co stock in Q4-19. The chart reflects the adjustment to the historical share price resulting from the bonus shares:

Q4-19 Performance

NTCO3
114
IBOV
111
ICON
109
Oct-19
Nov-19
Dec-19
NTCO3
IBOV
ICON

Source: Bloomberg

Performance 2019

NTCO3
172
ICON
151
IBOV
127
jan-19
fev-19
mar-19
abr-19
mai-19
jun-19
jul-19
jul-19
ago-19
set-19
out-19
nov-19
dez-19
NTCO3
IBOV
ICON

Source: Bloomberg

On January 6, 2020, Natura &Co began trading of American Depositary Receipts (ADRs) level II, on the New York Stock Exchange (NYSE), under the NTCO symbol, where one ADR represents two common shares. This followed the all-share Avon acquisition closing and resulted in the exchange of 1 (one) Avon Products, Inc. (AVP) share for 0.6 NTCO3 common share or 0.3 NTCO ADR.

5. IFRS 16 impacts - Leases

As of January 1, 2019, the Company adopted the accounting standard CPC 06(R2)/ IFRS 16 – Leases, which introduces one single lessee accounting model, replacing the previous accounting standards of operating and financing lease arrangements. IFRS 16 aims at determining whether a contract contains a lease arrangement or is a service agreement. If the former, a lessee should recognize assets, which have to be depreciated, as well as liabilities arising from a lease. The impact in the group’s accounts is primarily related to stores owned by Natura, The Body Shop and Aesop, as well as distribution centers and administrative facilities for Natura Latam. For more information, please see explanatory notes 3.29 and 17 of the Consolidated Financial Statements for the period ended on December 31, 2019.

The table below demonstrates the impacts of IFRS 16 on the reported income statement.

R$ million	Q4-18	Q4-19	Q4-19 x Q4-18	IFRS 16 Impact						Q4-19
	Consolidated (Reported)	Consolidated (Excluding IFRS 16)	Ch. %	Natura Brazil	Natura Latam	Natura Other	The Body Shop	Aesop	Total IFRS 16 Impact	Consolidated (Reported)
Gross Revenue	6,112.0	6,432.6	5.2	-	-	-	-	-	0.0	6,432.6
Net Revenue	4,335.6	4,652.0	7.3	-	-	-	-	-	0.0	4,652.0
COGS	(1,264.0)	(1,292.6)	2.3	-	-	-	-	-	0.0	(1,292.6)
Gross Profit	3,071.6	3,359.4	9.4	-	-	-	-	-	0.0	3,359.4
Selling, Marketing and Logistics Expenses[a]	(1,785.9)	(2,029.3)	13.6	(0.0)	1.2	(0.0)	23.2	7.0	31.4	(1,998.0)
Administrative, R&D, IT and Projects Expenses[a]	(703.6)	(650.1)	(7.6)	1.3	(0.4)	0.0	(2.2)	(1.2)	(2.4)	(652.5)
Corporate Expenses	(39.7)	(38.8)	(2.2)	-	-	-	-	-	0.0	(38.8)
Other Operating Income/ (Expenses), Net	37.3	(0.0)	-	-	-	-	2.0	-	2.0	2.0
Acquisition Related Expenses	0.0	(37.5)	-	-	-	-	-	-	0.0	(145.7)
Transformation Costs	(36.1)	(18.7)	(48.2)	-	-	-	-	-	0.0	(18.7)
Depreciation	171.0	159.5	(6.7)	9.8	7.0	(1.9)	90.2	33.2	138.3	297.9
EBITDA	714.6	744.5	4.2	11.1	7.8	(1.9)	113.3	39.0	169.3	805.6

Depreciation	(171.0)	(159.5)	(6.7)						(138.3)	(297.9)
Financial Income/(Expenses), Net	(107.6)	(251.7)	134.0						(23.2)	(274.9)
Earnings Before Taxes	436.0	333.3	(23.6)						7.8	341.1
Taxes on Holding Company constitution	-	(206.6)	-						0.0	(206.6)
Income Tax and Social Contribution	(54.2)	(112.4)	107.3						0.2	(112.2)
Consolidated Net Income	381.7	14.3	(96.3)						8.1	22.3
[a] The adjustments are related to the net effect of lease expenses reduction and increase in depreciation. The lease expenses have been estimated based on the amounts paid in the quarter, of R$169.3 million.

R$ million	2018	2019	2019 x 2018	IFRS 16 Impact						2019
	Consolidated (Reported)	Consolidated (Excluding IFRS 16)	Ch. %	Natura Brazil	Natura Latam	Natura Other	The Body Shop	Aesop	Total IFRS 16 Impact	Consolidated (Reported)
Gross Revenue	18,562.0	19,708.1	6.2	-	-	-	-	-	-	19,708.1
Net Revenue	13,397.4	14,444.7	7.8	-	-	-	-	-	-	14,444.7
COGS	(3,782.8)	(4,033.5)	6.6	-	-	-	-	-	-	(4,033.5)
Gross Profit	9,614.6	10,411.2	8.3	-	-	-	-	-	-	10,411.2
Selling, Marketing and Logistics Expenses[a]	(6,066.6)	(6,640.6)	9.5	0.3	3.1	0.1	17.3	14.7	35.5	(6,605.1)
Administrative, R&D, IT and Projects Expenses[a]	(2,149.5)	(2,273.6)	5.8	0.7	0.7	0.0	6.2	(1.3)	6.3	(2,267.3)
Corporate Expenses	(102.0)	(127.1)	24.5	-	-	-	-	-	-	(127.1)
Other Operating Income/ (Expenses), Net	58.7	123.8	110.7	-	-	-	8.6	-	8.6	132.4
Acquisition Related Expenses	0.0	(141.3)	-	-	-	-	-	-	-	(249.6)
Transformation Costs	(98.5)	(51.5)	(47.7)	-	-	-	-	-	-	(51.5)
Depreciation	589.9	604.1	2.4	28.7	19.5	3.8	351.6	109.8	513.3	1,117.4
EBITDA	1,846.6	1,905.0	3.2	29.7	23.3	3.9	383.6	123.2	563.6	2,360.4

Depreciation	(589.9)	(604.1)	2.4						(513.3)	(1,117.4)
Financial Income/(Expenses), Net	(583.3)	(752.5)	29.0						(87.6)	(840.1)
Earnings Before Taxes	673.4	548.4	(18.6)						(37.3)	511.2
Taxes on Holding Company constitution	0.0	(206.6)	-						0.0	(206.6)
Income Tax and Social Contribution	(125.0)	(151.0)	20.8						1.9	(149.1)
Consolidated Net Income	548.4	190.9	(65.2)						(35.4)	155.5
[a] The adjustments are related to the net effect of lease expenses reduction and increase in depreciation. The lease expenses have been estimated based on the amounts paid in the quarter, of R$563.6 million.

6. Appendices

6.1 Consolidated Balance Sheet – Including the effects of IFRS 16

ASSETS	December-19	December-18	LIABILITIES AND SHAREHOLDER'S EQUITY	December-19	December-18

CURRENT ASSETS			CURRENT LIABILITIES
Cash and cash equivalents	4,513.6	1,215.0	Loans, financing and debentures	3,354.4	1,113.1
Securities	1,025.8	1,215.4	Leasing	542.1	68.8
Trade receivables	1,685.8	1,691.6	Trade payables and forfait operations	1,829.8	1,736.8
Inventories	1,430.6	1,364.7	Payroll, profit sharing and social changes	560.4	574.4
Recoverable taxes	395.6	379.3	Tax liabilities	320.9	310.1
Income tax and social contribution	113.5	326.8	Income tax and social contribution	388.2	183.0
Derivatives	-	-	Dividends and interest on shareholders' equity payable	95.9	153.0
Other current assets	265.2	263.0	Derivative financial instruments	11.8	69.2
Total current assets	9,430.1	6,455.8	Provision for tax, civil and labor risks	18.7	20.4
			Other current liabilities	396.4	338.2
NON CURRENT ASSETS			Total current liabilities	7,518.4	4,566.9
Recoverable taxes	409.2	368.6
Income tax and social contribution	334.7	-	NON CURRENT LIABILITIES
Deferred income tax and social contribution	374.4	398.4	Loans, financing and debentures	7,432.0	6,881.1
Judicial deposits	337.3	333.6	Leasing	1,975.5	377.5
Financial derivatives instruments	737.4	584.3	Tax liabilities	122.6	165.3
Securities	7.4	-	Deferred income tax and social contribution	450.6	431.5
Other non-current assets	83.8	51.6	Provision for tax, civil and labor risks	201.4	241.4
Total long term assets	2,284.2	1,736.5	Other non-current liabilities	121.7	141.8
			Total non-current liabilities	10,303.7	8,238.6
Property, plant and equipment	1,773.9	2,236.7
Intangible assets	5,076.5	4,950.5	SHAREHOLDERS' EQUITY
Right of Use	2,619.9	-	Capital stock	1,485.4	427.1
Total non-current assets	11,754.5	8,923.8	Treasury shares	0.0	(19.4)
			Capital reserves	1,303.0	329.3
			Retained earnings	(149.0)	1,437.0
			Losses on capital transactions	(92.1)	(92.1)
			Equity valuation adjustment	815.0	492.2
			Total equity attributable to owners of the Company	3,362.3	2,574.1
TOTAL ASSETS	21,184.5	15,379.5	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	21,184.5	15,379.5

Consolidated Income Statement- Including the effects of IFRS 16

R$ million	Q4-19	Q4-18	Ch. %	2019	2018	Ch. %
GROSS SALES
Internal Market	2,751.9	2,690.6	2.3	8,907.8	8,576.0	3.9
External Market	3,661.0	3,405.0	7.5	10,739.0	9,936.3	8.1
Other Sales	19.7	16.4	20.3	61.3	49.7	23.4
GROSS REVENUE	6,432.6	6,111.9	5.2	19,708.1	18,562.0	6.2
Taxes, Returns and Rebates	(1,780.5)	(1,776.4)	0.2	(5,263.4)	(5,164.5)	1.9
NET REVENUE	4,652.0	4,335.4	7.3	14,444.7	13,397.4	7.8
Cost of Products Sold	(1,292.6)	(1,263.9)	2.3	(4,033.5)	(3,782.8)	6.6
GROSS PROFIT	3,359.4	3,071.5	9.4	10,411.2	9,614.6	8.3
OPERATING (EXPENSES) INCOME
Selling, Marketing and Logistics Expenses	(1,941.1)	(1,548.0)	25.4	(6,395.6)	(5,828.7)	9.7
Administrative, R&D, IT and Project Expenses	(695.6)	(743.2)	(6.4)	(2,405.6)	(2,251.3)	6.9
Impairment losses on trade receivables	(56.9)	(237.9)	(76.1)	(209.5)	(237.9)	(11.9)
Other Operating Income (Expenses), Net	(49.9)	1.2	-	(49.3)	(39.9)	23.4
INCOME FROM OPERATIONS BEFORE FINANCIAL RESULT	616.0	543.5	13.3	1,351.2	1,256.7	7.5
Financial Income	682.1	734.7	(7.2)	1,955.8	2,056.4	(4.9)
Financial Expenses	(957.0)	(842.3)	13.6	(2,795.9)	(2,639.7)	5.9
TAXES ON HOLDING COMPANY CONSTITUTION	(206.6)	-	-	(206.6)	-	-
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	134.5	435.9	(69.1)	304.6	673.4	(54.8)
Income Tax and Social Contribution	(112.2)	(54.2)	106.9	(149.1)	(125.0)	19.3
NET INCOME FOR THE PERIOD	22.3	381.7	(94.2)	155.5	548.4	(71.6)

Consolidated Statements of Cash Flow – Including the effects of IFRS 16

R$ million	2019	2018

CASH GENERATED BY (USED IN) OPERATING ACTIVITIES	2,334.0	1,808.9

OTHER CASH FLOWS FROM OPERATING ACTIVITIES
Recovery (payment) of income tax and social contribution	(321.3)	(270.0)
Accruals (payments) of judicial deposits	9.7	(0.4)
Payments related to tax, civil and labor lawsuits	(27.2)	(36.5)
Payments due to settlement of derivative operations	(66.4)	(31.0)
Interest paid on lease	(134.6)	(22.7)
Payment of interest on borrowings, financing and debentures	(493.9)	(604.2)
NET CASH GENERATED BY (USED IN) OPERATING ACTIVITIES	1,300.4	844.3

CASH FLOW FROM INVESTING ACTIVITIES
Additions of property, plant and equipment and intangible assets	(586.4)	(485.0)
Proceeds from sale of property, plant and equipment and intangible assets	22.7	6.6
Investment in securities	(7,161.5)	(8,483.7)
Redemption of securities	7,345.4	9,187.7
Redemption of interest on investments and securities	65.5	163.4

NET CASH GENERATED BY (USED IN) BY INVESTING ACTIVITIES	(314.3)	389.1

CASH FLOW FROM FINANCING ACTIVITIES
Amortization of lease - principal	(497.9)	(46.2)
Amortization of loans, financing and debentures – principal	(2,643.6)	(6,552.2)
New loans, financing and debentures	5,346.1	5,015.3
Acquisition of treasury shares, net of option strike price received	(2.6)	1.1
Payment of dividends and interest on capital for the previous year	(152.9)	(201.7)
Receipts (payments) to settle derivative operations	4.0	32.4
Receipt by exercised stock options	52.7	-
Capital increase	206.6	-
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	2,312.4	(1,751.4)

Effect of exchange variation on cash and cash equivalents	0.1	39.9

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,298.5	(478.1)
Opening balance of cash and cash equivalents	1,215.0	1,693.1
Closing balance of cash and cash equivalents	4,513.6	1,215.0
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,298.5	(478.1)

6.2 Natura &Co – Consolidated Pro-forma Income Statement 2019

	Pró-Forma	Profit and Loss by Business
R$ million[1]	Consolidated Pro-forma[2]	Avon[2]	Natura &Co Holding[2]

Gross Revenue	43,452.5	23,744.4	19,708.1
Net Revenue	32,942.2	18,497.5	14,444.7
COGS	(11,841.3)	(7,807.9)	(4,033.5)
Gross Profit	21,100.9	10,689.7	10,411.2
Selling, Marketing and Logistics Expenses	(13,704.6)	(7,099.5)	(6,605.1)
Administrative, R&D, IT and Projects Expenses	(4,592.5)	(2,325.2)	(2,267.3)
Corporate Expenses	(268.7)	(141.6)	(127.1)
Other Operating Income/ (Expenses), Net	458.7	326.3	132.4
Acquisition Related Expenses	(316.1)	(174.7)	(141.3)
Transformation Costs	(601.2)	(549.7)	(51.5)
Depreciation[1]	1,522.3	404.9	1,117.4
EBITDA	3,598.9	1,130.2	2,468.7

Depreciation	(1,522.3)	(404.9)	(1,117.4)
Financial Income/(Expenses), Net	(1,097.3)	(257.2)	(840.1)
Earnings Before Taxes	979.2	468.0	511.2
Taxes on Holding Company constitution	(206.6)	0.0	(206.6)
Income Tax and Social Contribution	(599.6)	(450.5)	(149.1)
Consolidated Net Income	173.0	17.5	155.5

Gross Margin	64.1%	57.8%	72.1%
Selling, Marketing and Logistics Exp./ Net Revenue	41.6%	38.4%	45.7%
Admin., R&D, IT, and Projects Exp./ Net Revenue	13.9%	12.6%	15.7%
Corporate Expenses	0.8%	0.8%	0.9%
EBITDA Margin	10.9%	6.1%	17.1%
Net Margin	0.5%	0.1%	1.1%
[1]Excludes the Purchase Price Allocation impacts
[2]Includes IFRS 16 effects

To align reporting standards between Avon and Natura &Co, certain expenses were reclassified between line items in the P&L, and all items that had previously been categorized as non-GAAP, non-recurring adjustments to revenue and profit are consolidated into Other Operating Income (expense) within SG&A.

Adjustments were made to reflect differences between IFRS and US GAAP accounting standards application, including in areas such as leases, hyperinflation, pensions and income tax.  These adjustments have no net impact on operating profit in 2019.

7. Conference Call and Webcast

Live webcast: https://natu.infoinvest.com.br/en

8. Glossary –

Adjusted EBITDA: Excludes effects that are not considered usual, recurring or not-comparable between the periods under analysis

APAC: Asia and Pacific

ARS: Argentine Pesos

AUD: Australian Dolars

B3: Brazilian Stock Exchange

Benefit Sharing: In accordance with Natura’s Policy for the Sustainable Use of Biodiversity and Associated Traditional Knowledge, benefits are shared whenever we perceive various forms of value in the access gained. Therefore, one of the practices that defines the way in which these resources are divided is to associate payments with the number of raw materials produced from each plant as well as the commercial success of the products in which these raw materials are used

BPS: Basis Points – one percentage point * 100

BRL: Brazilian Reais

CDI: The overnight rate for interbank deposits

CFT: Cosmetics, Fragrances and Toiletries Market (CFT = Fragrances, Body Care and Oil Moisture, Make-up (without Nails), Face Care, Hair Care (without Colorants), Soaps, Deodorants, Men’s Grooming (without Razors) and Sun Protection

COGS: Costs of Goods Sold

Constant currency or constant exchange rates: when exchange rates used to convert financial figures into a reporting currency are the same for the years under comparison, excluding fluctuation effects

EBITDA: Earnings Before Interests, Tax, Depreciation and Amortization

EMEA: Europe, Middle East and Africa

EP&L: Environmental Proﬁt & Loss

Foreign currency translation:  conversion of figures from a foreign currency into the currency of the reporting entity

GBP: Sterling Pounds

G&A: general and administrative expenses

GHG: Greenhouse gases

Hyperinflation: indications of when hyperinflation exists include a cumulative inflation rate over three years of approaching or exceeding 100%; when interest rates, prices and wages are linked to an index, among others

ICON: Consumer Stock Index of the B3 stock exchange, designed to track changes in the prices of the more actively traded and better representative cyclical and non-cyclical consumer stocks

Innovation Index: Share in the last 12 months of the sale of products launched in the last 24 months

IBOV: Ibovespa Index is the main performance indicator of the stocks traded in B3 and lists major companies in the Brazilian capital market

IFRS – International Financial Reporting Standards

Latam: often used to refer to the countries where Natura has operations: Argentina, Chile, Colômbia, México and Peru

LFL: Like-for-Like, applicable to measure comparable growth

Natura Consultant: Self-employed resellers who do not have a formal labor relationship with Natura.

Natura Crer Para Ver Program (CPV): Special line of non-cosmetic products whose profits are transferred to the Natura Institute, in Brazil, and invested by Natura in social initiatives in the other countries where we operate. Our Consultants promote these sales to benefit society and do not obtain any gains.

Natura Institute: Is a nonprofit organization created in 2010 to strengthen and expand our Private Social Investment initiatives. The institute has enabled us to leverage our efforts and investments in actions that contribute to the quality of public education

NYSE: New York Stock Exchange

PCRC: Post-Consumer Recycled Content

P&L: Profit and loss

Profit Sharing: The share of profit allocated to employees under the profit-sharing program.

SG&A: Selling, general and administrative expenses

SM&L: Selling, marketing and logistics expenses

SSS: Same-Store-Sales

Supplier Communities: The communities of people involved in small–scale farming and extraction activities in a variety of locations in Brazil, especially in the Amazon Region, who extract the inputs used in our products from the social and biodiversity. We form production chains with these communities that are based on fair prices, the sharing of benefits gained from access to the genetic heritage and associated traditional knowledge and support for local sustainable development projects. This business model has proven effective in generating social, economic and environmental value for Natura and for the communities.

Sustainable Relations Network: Sales model adopted in Mexico that features eight stages in a Consultant’s development: Natura Consultant, Entrepreneurial Natura Consultant, Natura Developer 1 and 2, Natura Transformer 1 and 2, Natura Inspirer and Natura Associate. To rise up through the various stages, consultants must fulfill certain based on sales volume, attracting new Consultants and (unlike the models adopted in other countries) personal development and social and environmental relationships in the community.

Target Market: Refers to the market share data published by SIPATESP/ABIHPEC. Considers only the segments in which Natura operates. Excludes diapers, oral hygiene products, hair dyes, nail polish, feminine hygiene products as well as other products.

TBS: The Body Shop.

UOI: Underlying Operating Income.

9. Disclaimer

EBITDA is not a measure under BR GAAP and does not represent cash flow for the periods presented. EBITDA should not be considered an alternative to net income as an indicator of operating performance or an alternative to cash flow as an indicator of liquidity. EBITDA does not have a standardized meaning and the definition of EBITDA used by Natura may not be comparable with that used by other companies. Although EBITDA does not provide under BR GAAP a measure of cash flow, Management has adopted its use to measure the Company’s operating performance. Natura also believes that certain investors and financial analysts use EBITDA as an indicator of performance of its operations and/or its cash flow.

This report contains forward-looking statements. These forward-looking statements are not historical fact, but rather reflect the wishes and expectations of Natura’s management. Words such as "anticipate," "wish," "expect," "foresee," "intend," "plan," "predict," "project," "desire" and similar terms identify statements that necessarily involve known and unknown risks. Known risks include uncertainties that are not limited to the impact of price and product competitiveness, the acceptance of products by the market, the transitions of the Company’s products and those of its competitors, regulatory approval, currency fluctuations, supply and production difficulties and changes in product sales, among other risks. This report also contains certain pro forma data, which are prepared by the Company exclusively for informational and reference purposes and as such are unaudited. This report is updated up to the present date and Natura does not undertake to update it in the event of new information and/or future events.

Investor Relations Team

Tel.: +55 (11) 4389-7881

ri@natura.net